Concordia International Corp. Announces Third Quarter 2018 Results

•	Third quarter 2018 revenue of $128 million

•
Third quarter net income of $1.8 billion, which includes a $1.9 billion gain on debt settlement as part of the Company’s recently completed transaction to realign its capital structure (the “Recapitalization Transaction”)

•	Third quarter 2018 Adjusted EBITDA[2] of $59 million

•	Generated cash flow from operations of $98 million in the first nine months of 2018 and concluded the third quarter of 2018 with a cash balance of $209 million

MISSISSAUGA, ON. – November 14, 2018 – Concordia International Corp. (“Concordia” or the “Company”) (TSX: CXR), an international specialty pharmaceutical company focused on becoming a leader in European specialty, off-patent medicines, today announced its financial and operational results for the three and nine months ended September 30, 2018. All financial references are in U.S. dollars (“USD”) unless otherwise noted.

“Our third quarter results are consistent with our expectations,” said Graeme Duncan, Chief Executive Officer of Concordia. “When combined with our recently completed recapitalization, we believe that the Company is on a path towards stabilization, while laying the foundation for long-term growth.”

Consolidated Third Quarter 2018 Financial and Operational Results

•	Reported third quarter revenue of $127.7 million, compared to $154.6 million for the third quarter of 2017, and $139.5 million for the second quarter of 2018.

•	Generated GAAP net income for the third quarter of 2018 of $1.8 billion. The increase in net income compared to the second quarter of 2018 is primarily due to a gain on debt settlement of

$1.9 billion arising from the Company's Recapitalization Transaction, partially offset by higher costs associated with the Recapitalization Transaction.

•	Reported third quarter Adjusted EBITDA[2] of $59.0 million, compared to $78.6 million for the third quarter of 2017, and $66.8 million for the second quarter of 2018.

•	Generated cash flows from operating activities of $98.1 million in the first nine months of 2018, compared to $227.4 million during the same period in 2017.

•	As of September 30, 2018, the Company had a cash balance of $209.5 million

•
On September 6, 2018, Concordia announced the completion of the Recapitalization Transaction described in the Company's management information circular dated May 15, 2018, and implemented pursuant to the court-approved plan of arrangement dated June 26, 2018, under the Canada Business Corporations Act.

•
Subsequent to quarter end, in October, Concordia announced the election of Maurice Chagnaud and the appointment of Frances Cloud to its board of directors effective November 1, 2018, and its intention to change the Company’s name to Advanz Pharma Corp. subject to shareholder approval.

•
Subsequent to quarter end, on November 12, 2018, the UK Competition and Markets Authority (CMA) notified the Company that it has closed the investigations into three Concordia products (Trazodone, Nefopam and Dicyloverine) on the grounds of administrative priority. This decision does not prevent the CMA from opening a new investigation into these products in the future. The remaining investigations continue.

Third Quarter 2018 Segment Results
Concordia International segment revenue of $91.9 million for the third quarter of 2018 decreased by $14.7 million, or 14%, compared to second quarter 2018 revenue of $106.7 million.

Approximately $4.6 million of the $14.7 million sequential decline in revenue is the result of foreign exchange arising from the weakening of the Great British Pound ("GBP") against the U.S. dollar. The remaining $10.1 million sequential quarterly decline is attributable to lower sales in the UK market of approximately $6 million, mostly resulting from competition on certain key products, and lower sales in other global markets of approximately $4 million primarily due to timing of shipments.

Concordia International segment revenue for the third quarter of 2018 decreased by $25.7 million, or 22% compared to the corresponding period in 2017. A $25.2 million decrease in revenue was combined with a further decrease of $0.5 million in revenue as a result of the GBP weakening against the USD, when compared to the corresponding period in 2017, given a significant portion of the segment revenues are earned in GBP.

Declines to revenue attributable to key products during the quarter, excluding the impact of foreign currency translation, were a $8.1 million decrease from Liothyronine Sodium; a $1.5 million decrease from Flurbiprofen; a $1.2 decrease from Acetylsalicylic Acid; a $1.2 million decrease from Trazodone; and a $1.1 million decrease from Levothyroxine Sodium. These lower product volumes and revenues are primarily due to ongoing competitive market pressures resulting in market share erosion in the UK market and timing of shipments for certain products in non-UK markets.

The decline in revenue for Liothyronine Sodium is reflective of the impairment charges taken in the second quarter of 2017 on the product rights attributable to Liothyronine Sodium as a result of market competition that had not yet had a significant impact on the third quarter of 2017 reported revenue for Liothyronine Sodium.

These declines to revenue were partially offset by a $0.9 million increase in revenue from Nitrofurantoin; and a $0.8 million increase in revenue from Hydralazine HCL, as a result of product volume increases. The remaining decrease was primarily due to general competitive market pressures across the segment's product portfolio.

Revenue of $311.6 million for the first nine months of 2018 decreased by $40.2 million, or 11%, compared to the corresponding period in 2017. A $61.3 million decrease in revenue was partially offset by a $21.1 million increase in revenue as a result of the GBP strengthening against the USD in the first half of 2018.

Declines to revenue attributable to key products during the year-to-date period, excluding the impact of foreign currency translation, consisted of a $23.2 million decrease from Liothyronine Sodium; a $5.2 million decrease from Trazodone; a $3.1 million decrease from Prednisolone; a $2.9 million decrease from Levothyroxine Sodium; and a $2.7 million decrease from Prochlorperazine Mesilate, due to the competitive pressures described above.

These declines to revenue were partially offset by $6.6 million increased revenue from Nitrofurantoin; and $2.3 million increased revenue from Argipressin, as a result of product volume increases. The remaining decrease was primarily due to general competitive market pressures across the segment's product portfolio.

North America Segment
Concordia North America segment revenue of $35.7 million for the third quarter of 2018 increased by $2.9 million, or 9%, compared to second quarter, 2018 revenue of $32.8 million.

The sequential increase is primarily attributable to timing of shipments to wholesaler partners and lower co-pay utilization on Donnatal® rather than an underlying increase in prescriptions.

Revenue of for the third quarter of 2018 decreased by $1.2 million or 3%, compared to the corresponding period in 2017. The decrease was primarily due to a $2.8 million decrease from Plaquenil® authorized generic as a result of lower product volumes; and a $2.0 million decrease from Donnatal® as a result of additional competitive pressures that have resulted in a loss of market share. In the third quarter of 2018, Donnatal® tablets continued to face pressure from two competitive products. As well, during the second quarter of 2018, the Company became aware of the launch of additional non-FDA approved competitive products to Donnatal® elixir, which has resulted in lower product volumes of the elixir in the third quarter of 2018 compared to the corresponding period in 2017.

These declines in revenue were partially offset by a $1.7 million increase in revenue from Nilandron® as a result of higher product volumes; a $1.3 million increase in revenue from Kapvay®; and a $0.8 million increase in revenue from Orapred®. The remaining decrease was primarily due to general competitive market pressures across the segment's product portfolio.

Revenue of $107.8 million for the year-to-date decreased by $16.4 million or 13% compared to the corresponding period in 2017. The decrease was primarily due to a $9.0 million decrease from Donnatal®; a $3.8 million decrease from Dibenzyline® authorized generic; a $3.5 million decrease from Plaquenil® authorized generic; and a $2.3 million decrease from Lanoxin® authorized generic. These declines in revenue were partially offset by a $3.5 million increase in revenue from Orapred®; a $3.0 million increase in revenue from Dibenzyline®; and a $2.5 million increase in revenue from Zonegran®. The remaining decrease was primarily due to general competitive market pressures across the segment's product portfolio.

Pipeline Update
Consistent with Concordia’s prior disclosure, with its leadership and board transition, the Company will continue to evaluate the composition of its pipeline of medicines.

In the third quarter of 2018, Concordia launched one new product.

Concordia also has 27 products that have already been approved or are awaiting approval by the regulators.

In addition, the Company currently has 12 products under development that are anticipated to launch in the next three to five years.

The Company believes that these products include several second-to-market or early-to-market opportunities for difficult-to-make products.

Additionally, Concordia has 10 products identified for potential development.

Therefore, in total, Concordia’s current pipeline is now comprised of approximately 49 products.

Over the near term, the Company is not expecting material incremental revenue contributions from its pipeline.

In the longer term, the Company is optimistic about a number of products in its pipeline that could potentially come to market during 2020 through to 2023.

In addition, Concordia intends to continue investing in its pipeline expansion as a key strategic priority going forward.

Consolidated Financial Results

	Three months ended		Nine months ended
(in $000's, except per share data)	Sep 30, 2018	Sep 30, 2017	Sep 30, 2018	Sep 30, 2017
Revenue	127,662	154,622	419,413	475,964
Gross profit	86,751	108,610	282,944	335,337
Gross profit %	68%	70%	67%	70%
Adjusted gross profit (2)	86,751	108,610	282,944	335,648
Adjusted gross profit % (2)	68%	70%	67%	71%
Total operating expenses	135,693	99,021	384,399	1,288,637
Operating income (loss) for the period	(48,942)	9,589	(101,455)	(953,300)

Gain on debt and purchase consideration settlement	1,924,520	—	1,931,828	—
Income tax expense (recovery)	6,555	3,661	3,358	(28,953)
Net income (loss) for the period	1,787,881	(69,485)	1,552,233	(1,158,962)

Earnings (loss) per share
Basic (1)	147.76	(407.46)	370.37	(6,801.94)
Diluted (1)	147.76	(407.46)	370.37	(6,801.94)

EBITDA (2)	1,923,696	63,144	1,976,828	(783,487)
Adjusted EBITDA (2)	58,958	78,582	197,763	244,632

Consolidated Results of Operations
Revenue for the third quarter of 2018 and year-to-date decreased by $27.0 million or 17%, and $56.6 million, or 12%, respectively, compared to the corresponding periods in 2017. These decreases were primarily due to lower sales from both segments, partially offset on a year-to-date basis by higher foreign exchange rates impacting translated revenues from the Concordia International segment.

The Concordia International segment revenue for the third quarter of 2018 decreased by $25.7 million, or 22%, due to $25.2 million lower revenue primarily as a result of volume declines on key products including Liothyronine Sodium, Flurbiprofen and Acetylsalicylic Acid, as well as unfavourable foreign exchange rates negatively impacting translated results by $0.5 million, partially offset by higher revenue due to volume increases for Nitrofurantoin and Hydralazine HCL.

The Concordia North America segment revenue for the third quarter of 2018 decreased by $1.2 million, or 3%, when compared to the corresponding period in 2017, mainly due to lower volumes on key products, including Donnatal® and Plaquenil® authorized generic, partially offset by higher revenue on certain other products, including Nilandron® and Kapvay®.

Gross profit for the third quarter of 2018 and year-to-date decreased by $21.9 million, or 20%, and $52.4 million, or 16%, respectively, compared to the corresponding periods in 2017 primarily due to the revenue declines described above.

Gross profit percentage for the third quarter of 2018 and year-to-date decreased by 2% and 3%, respectively, compared to the corresponding periods in 2017, primarily due to a change in the mix of product sales within both operating segments.

Operating expenses for the third quarter of 2018 increased by $36.7 million, or 37%, and for the year-to- date 2018 decreased by $0.9 billion, or 70%, compared to the corresponding periods in 2017. The increase in operating expenses for the third quarter of 2018, is primarily due to $30.8 million higher restructuring related, acquisition and other costs mainly associated with the Company's Recapitalization Transaction, and $10.1 million higher amortization charges on intangible assets, partially offset by $1.8 million lower-share based compensation expense and $1.1 million lower selling and marketing expense.

Operating expenses were lower for the year-to-date compared to the corresponding period in 2017, primarily due to a $1.0 billion lower impairment charge on a year-to-date basis. Excluding impairments, operating expenses for the year-to-date 2018 increased by $74.9 million, or 25%, compared to the corresponding periods in 2017. The increase in operating expenses for the year-to-date period of 2018, excluding impairments, is primarily due to $72.2 million higher restructuring related, acquisition and other costs mainly associated with the Company's Recapitalization Transaction and $15.3 million higher amortization charges on intangible assets, partially offset by $7.3 million lower share-based compensation expense and $3.8 million lower general and administrative costs.

General and administrative expenses reflect costs related to salaries and benefits, professional and consulting fees, public company costs, travel, facility leases and other administrative expenditures. General and administrative expenses for the third quarter of 2018 and year-to-date decreased by 3% and 10%, respectively, compared to the corresponding periods in 2017. These decreases are a result of the Company's objective to reduce operating costs across the business, partially offset by unfavourable foreign exchange rate movements impacting translation of general and administrative expenses from the Concordia International segment.

Selling and marketing expenses reflect costs incurred by the Company for the marketing, promotion and sale of the Company’s broad portfolio of products across the Company's segments. Selling and marketing costs for the third quarter of 2018 and year-to-date decreased by $1.1 million and $0.3 million, respectively, compared to the corresponding periods in 2017, primarily as a result of lower costs associated with sales promotion and advertising activities, as well as reduced salaries and benefits costs due to lower headcount in the sales and marketing functions within the Concordia International segment. These lower selling and marketing costs are partially offset by higher selling and marketing costs associated with the co-promotion agreement for sales of Donnatal® in the Concordia North America segment.

Research and development expenses reflect costs for clinical trial activities, product development, professional and consulting fees and services associated with the activities of the medical, clinical and scientific affairs, quality assurance costs, regulatory compliance and drug safety costs (Pharmacovigilance) of the Company. Research and development costs for the third quarter of 2018 decreased by $0.7 million, or 9%, compared to the corresponding period in 2017. This decrease is primarily due to the timing of various non-recurring projects, as well as lower consulting costs related to ongoing projects. Research and development costs for the for the year-to-date 2018 decreased by $1.8 million or 8%, primarily due to refunds of regulatory fees, timing of various non-recurring projects and lower consulting costs related to ongoing projects.

Adjusted EBITDA for the third quarter of 2018 and year-to-date decreased by $19.6 million, or 25%, and $46.9 million, or 19% respectively, compared to the corresponding periods in 2017. These declines are primarily due to lower sales and gross margins from both segments, partially offset by higher foreign exchange rates impacting translated results on a year-to-date basis. Adjusted EBITDA by segment for the third quarter of 2018 and year-to-date was $39.9 million and $140.6 million respectively, from the Concordia International segment, and $21.6 million and $66.2 million respectively, from the Concordia North America segment. In addition, during the third quarter of 2018 and year-to-date, the Company incurred $2.5 million and $9.1 million respectively, of Corporate costs related to the Corporate Head Office. Corporate expenses decreased by $2.1 million and $6.4 million, respectively, compared to the corresponding periods in 2017, primarily due to lower general and administrative expenses, including professional fees incurred and salaries and benefits costs.

As of September 30, 2018, the Company had cash and cash equivalents of $209.5 million and 48,913,490 limited voting shares issued and outstanding.

Conference Call Notification
The Company will hold a conference call on Wednesday, November 14, 2018, at 8:30 a.m. ET hosted by senior management. A question-and-answer session will follow the corporate update.

CONFERENCE CALL DETAILS
DATE:	Wednesday, November 14, 2018
TIME:	8:30 a.m. ET
DIAL-IN NUMBER:	(647) 427-7450 or (888) 231-8191
TAPED REPLAY:	(416) 849-0833 or (855) 859-2056
REFERENCE NUMBER:	2079874

This call is being webcast and can be accessed by going to:

https://event.on24.com/wcc/r/1867604/F576FCA0B9ECB9703EB9BF42E5F12A96

An archived replay of the webcast will be available by clicking the link above.

About Concordia
Concordia is an international specialty pharmaceutical company with a diversified portfolio of more than 200 patented and off-patent products, and sales in more than 90 countries. Going forward, the Company is focused on becoming a leader in European specialty, off-patent medicines.

Concordia operates out of facilities in Mississauga, Ontario and, through its subsidiaries, operates out of facilities in Bridgetown, Barbados; London, England and Mumbai, India.

Non-IFRS Measures

This press release makes reference to certain measures that are not recognized measures under International Financial Reporting Standards (“IFRS”). These non-IFRS measures are not recognized measures under IFRS and do not have a standardized meaning prescribed by IFRS, and are therefore unlikely to be comparable to similar measures presented by other companies. When used, these measures are defined in such terms as to allow the reconciliation to the closest IFRS measure. These measures are provided as additional information to complement those IFRS measures by providing further understanding of the Company’s results of operations from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute to the Company’s financial information reported under IFRS. Management uses non-IFRS measures such as EBITDA, Adjusted EBITDA, and adjusted gross profit to provide investors with supplemental information of the Company’s operating performance and thus highlight trends in the Company’s core business that may not otherwise be apparent when relying solely on IFRS financial measures. Management believes that securities analysts, investors and other interested parties frequently use non-IFRS measures in the evaluation of issuers. Management also uses non-IFRS measures in order to facilitate operating performance comparisons from period to period, prepare annual operating budgets, to assess its ability to meet future debt service requirements, in making capital expenditures, and to consider the business’s working capital requirements. Readers are cautioned that the non-IFRS measures contained herein may not be appropriate for any other purpose.

Adjusted Gross Profit
As used herein, adjusted gross profit is defined as gross profit adjusted for non-cash fair value increases to the cost of acquired inventory from a business combination. Under IFRS, acquired inventory is required to be written-up to fair value at the date of acquisition. As this inventory is sold the fair value adjustment represents a non-cash cost of sale amount that has been excluded in adjusted gross profit in order to normalize gross profit for this non-cash component.

	Three months ended		Nine months ended
(in $000’s)	Sep 30, 2018	Sep 30, 2017	Sep 30, 2018	Sep 30, 2017
Gross profit per financial statements	86,751	108,610	282,944	335,337
Add back: Fair value adjustment to acquired inventory	—	—	—	311
Adjusted gross profit	86,751	108,610	282,944	335,648

EBITDA

EBITDA is defined as net income (loss) from continuing operations adjusted for net interest and accretion expense, income tax expense, depreciation and amortization. Management uses EBITDA to assess the Company’s operating performance.
Adjusted EBITDA
Adjusted EBITDA is defined as EBITDA adjusted for certain charges including costs associated with acquisitions, restructuring initiatives, and other costs (which includes onerous contract costs and direct costs associated with contractual terminations), management retention costs, non-operating gains / losses, integration costs, legal settlements (net of insurance recoveries) and related legal costs, non-cash items such as unrealized gains / losses on derivative instruments, share based compensation expense/recovery, fair value changes including purchase consideration and derivative financial instruments, asset impairments, fair value increases to inventory arising from purchased inventory from a business combination, gains / losses from the sale of assets and unrealized gains / losses related to foreign exchange. Management uses Adjusted EBITDA, among other non-IFRS financial measures, as the key metric in assessing business performance when comparing actual results to budgets and forecasts. Management believes Adjusted EBITDA is an important measure of operating performance and cash flow, and provides useful information to investors because it highlights trends in the underlying business that may not otherwise be apparent when relying solely on IFRS measures.
The table below sets forth the reconciliation of net income (loss) from continuing operations to EBITDA and to Adjusted EBITDA for the three and nine month periods ended September 30, 2018 and September 30, 2017.

	Three months ended		Nine months ended
(in $000’s)	Sep 30, 2018	Sep 30, 2017	Sep 30, 2018	Sep 30, 2017
Net income (loss) for the period	1,787,881	(69,485)	1,552,233	(1,158,962)

Interest and accretion expense	68,034	96,446	230,980	283,853
Interest income	(385)	(19,053)	(1,637)	(56,175)
Income taxes	6,555	3,661	3,358	(28,953)
Depreciation	413	499	1,323	1,487
Amortization of intangible assets	61,198	51,076	190,571	175,263
EBITDA	1,923,696	63,144	1,976,828	(783,487)
Impairment	—	—	7,935	987,103
Fair value adjustment to acquired inventory	—	—	—	311
Restructuring related, acquisition and other	45,067	14,266	97,816	25,649
Share-based compensation expense	1,222	2,999	1,148	8,426
Fair value loss on purchase consideration and derivatives	—	21,357	425	69,003
Foreign exchange (gain) loss	2,984	(508)	5,378	670
Unrealized foreign exchange (gain) loss	10,509	(22,676)	40,061	(63,043)
Gain on debt and purchase consideration settlement	(1,924,520)	—	(1,931,828)	—
Adjusted EBITDA	58,958	78,582	197,763	244,632

Notice Regarding Trademarks
This press release includes trademarks that are protected under applicable intellectual property laws and are the property of Concordia or its affiliates or its licensors. Solely for convenience, the trademarks of Concordia, its affiliates and/or its licensors referred to in this press release may appear with or without the ® or TM symbol, but such references or the absence thereof are not intended to indicate, in any way, that the Company or its affiliates or licensors will not assert, to the fullest extent under applicable law, their respective rights to these trademarks. Any other trademarks used in this press release are the property of their respective owners.

Notice regarding future-oriented financial information:
To the extent any forward-looking statements or forward-looking information in this press release or in statements made during the earnings conference call constitute future-oriented financial information or financial outlooks within the meaning of applicable securities laws, such information is being provided to demonstrate the potential financial performance of the Company and readers are cautioned that this information may not be appropriate for any other purpose and that they should not place undue reliance on such future-oriented financial information and financial outlooks.

Future-oriented financial information and financial outlooks (collectively, “FOFI”), as with forward-looking statements and forward-looking information generally, are, without limitation, based on the assumptions and subject to the risks set out below under “Notice Regarding Forward-Looking Statements”, a number of which are beyond the Company’s control. In addition, the following is summary of the significant assumptions underlying the FOFI contained in the Company’s earnings disclosure:
•    prescription trends;
•    pricing for the Company’s products;
•    future market demand trends;
•    mix of sales to government and non-government customers;
•    gross profits for each product;
•    foreign currency rates, including translation between the U.S. dollar and the pound sterling;
•    inventory levels;
•    operating cost estimates;
•    ability to develop and market future product launches;
•    anticipated timing of future product launches;
•    cost to develop future products;
•    anticipated timing to exit markets;
•    operating cost synergies realized; and
•    annual cost of current tax by jurisdiction

The FOFI do not purport to present the Company’s financial condition in accordance with IFRS, and there can be no assurance that the assumptions made in preparing the FOFI will prove accurate. It is expected that there will be differences between actual and forecasted results, and the differences may be material, including due to the occurrence of unforeseen events occurring subsequent to the preparation of the FOFI. The inclusion of the FOFI in the earnings disclosure should not be regarded as an indication that Concordia considers the FOFI to be a reliable prediction of future events, and the FOFI should not be relied upon as such.

Risks and other factors related to FOFI include those risks and other factors referenced in this press release as well as in Concordia’s filings with the Canadian Securities Administrators and the Securities and Exchange Commission, including (a) the factors described under the heading “Forward-looking Statements” in Concordia’s Management’s Discussion and Analysis dated November 14, 2018, for the period ended September 30, 2018 and (b) the factors described under the heading “Risk Factors” in Concordia’s Annual Report on Form 20-F dated March 8, 2018, both of which are available on SEDAR, online at www.sedar.com and on EDGAR, online at www.sec.gov.

Notice Regarding Forward-Looking Statements:
This press release and statements made during the earnings conference call may include forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws, regarding Concordia and its business, which may include, but are not limited to: statements relating to management’s forecasts, Concordia's long-term growth strategy, the Company being on a path towards stabilization, the Company’s foundation for long-term growth, the focus on becoming a leader in European specialty, off-patent medicines, the intention to change the Company’s name to Advanz Pharma Corp., Concordia's objectives and priorities, the outlook for 2018, the implementation of Concordia's long term growth strategy (and the timing thereof), the stabilization of Concordia's business, the execution, timing and impact of Concordia's business stabilization objectives, Concordia's liquidity, the improvement of working capital and liquidity based on near term initiatives and efficiencies launched by the Company, Concordia's financial performance (including the performance of its operating segments), the ability of Concordia to execute and deliver on business plans and growth strategies, the ability to drive long-term stakeholder value, the implementation of actions to manage competitive challenges, the Company taking actions to rebuild value for stakeholders (and the ability of Concordia to rebuild value for its stakeholders), optimism about Concordia's future, the growth of Concordia and the rate of revenue growth, the sources of revenue growth, the stability of Concordia's business (including, without limitation, with respect to its business in certain jurisdictions), the diversification of the Company's geographic and therapeutic platform, product lines and/or sales channels, Concordia's ability to expand globally, Concordia’s pipeline of products, Concordia’s intention to continue to evaluate the composition of its pipeline, the intention to launch products, the number of potential product launches, the development and/or approval of new products, the timing of product launches, success of product launches, Concordia's ability to launch second-to-market, early-to-market or difficult-to-make products, potential product launches including second-to-market or early-to-market opportunities for difficult-to-make products, the Company’s expectations regarding revenue contributions from the Company’s pipeline, the Company’s optimism about products coming to market and the timelines therefor, Concordia’s intention to continue investing in its pipeline expansion as a key strategic priority, Concordia's network of partners, Concordia's revenue by geography, expected debt levels and leverage, free cash flows, Concordia's debt structure, expected sources of funds (including expected levels of cash on hand and restricted cash), future growth of the Company (including, without limitation, the Company's expansion globally), the ability to pay certain obligations of Concordia, the ability to use the Company's expected cash flow and cash on hand to pay certain future obligations, the Company's cash on hand and cash flows being sufficient to meet the Company's liquidity needs, concentration of Concordia's business, cash on hand after satisfying obligations during 2018, the performance of Concordia's products and segments, the revenue-generating capabilities and/or potential of Concordia's assets, Concordia's financial strength, the continued and/or expected profitability of Concordia's products and/or services, the sales and/or demand for Concordia's products, the deployment of cash towards value creating initiatives (including to fund future acquisitions and the launch of pipeline products, and settle other obligations as they become due), the expansion into new indications and new markets for Concordia's existing and/or future products, Concordia's ability to evaluate growth opportunities on a global scale (and the availability of such opportunities), the ability to expand existing sales of Concordia's products in certain markets, market opportunities for Concordia's products, Concordia's ability to provide patients with safe and efficacious medicines, the safety and efficacy of Concordia's products, the ability to obtain necessary approvals, enrollment of patients into clinical trials, the outcomes and success of clinical trials, Concordia’s objective to reduce operating costs across the business and other factors. Often, but not always, forward-looking statements and forward-looking information can be identified by the use of words such as "plans", "is expected", "expects", "scheduled", "intends", "contemplates", "anticipates", "believes", "proposes" or variations (including negative and grammatical variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Such statements are based on the current expectations of Concordia's management, and are based on assumptions and subject to risks and uncertainties. Although Concordia's management believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect. The forward-looking events and circumstances discussed in this press release may not occur by certain specified dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting Concordia, including risks associated with the inability to position the Company for long-term growth, the inability to execute on the Company’s long term strategy, risks associated with Concordia’s organizational structure, including the ability to retain qualified staff and executives, the Company's inability to become a leader in European specialty, off-patent medicines, Concordia's inability to stabilize its business, the Company’s inability to build a foundation for long-term growth, the inability to complete the intended change of the Company’s name to Advanz Pharma Corp., Concordia's inability to implement its long term strategic plan or being delayed in implementing such plan, the inability of Concordia to accelerate growth by maximizing its existing assets and future market opportunities, the inability of Concordia to expand its product portfolio (including, without limitation, the inability of Concordia to launch products due to regulatory impediments or competitive market changes), the inability of Concordia to add additional products to its pipeline of products, the inability of Concordia to optimize its operating platform, changes in laws, including tax laws, that could result in Concordia's operating platform being adversely affected, Concordia's inability to strengthen its financial foundation, cash on hand and cash flows from operations being insufficient to meet Concordia's liquidity needs, the inability to implement Concordia's objectives and priorities, which could result in financial strain on the Company and continued pressure on the Company's business, Concordia's securities, risks associated with developing new product indications, increased indebtedness and leverage, the inability to generate cash flows, revenues and/or stable margins, the inability to grow organically, the inability to repay debt and/or satisfy future obligations, risks associated with Concordia's outstanding debt, risks associated with the geographic markets in which Concordia operates and/or distributes its products, risks associated with fluctuations in exchange rates (including, without limitation, fluctuations in currencies), risks associated with the use of Concordia's products to treat certain diseases, the pharmaceutical industry and the regulation thereof, the failure to comply with applicable laws, risks relating to distribution arrangements, possible failure to realize the anticipated benefits of acquisitions and/or product launches (including the product launches described herein), risks associated with the integration of assets and businesses into Concordia's business, product launches (including, without limitation, unsuccessful product launches), the inability to develop and/or obtain approvals for new products, the inability to launch products or the delay in launching products, regulatory delays in product approvals, the inability to launch second-to-market, early-to-market or difficult-to-make products, the inability to invest in expanding the Company’s pipeline, the inability to capture a share of any market in which Concordia has launched or intends to launch its products, the fact that historical and projected financial information may not be representative of Concordia's future results, the failure of Concordia to achieve its forecasts, the failure to obtain regulatory approvals (including, without limitation, with respect to Photofrin® as a new treatment for certain forms of cancer or with respect to the product launches described herein), the FDA permitting unapproved products to remain on the market and compete with Concordia's products (including, without limitation, Donnatal®), economic factors, market conditions, acquisition opportunities, risks associated with the acquisition and/or launch of pharmaceutical products (including, without limitation, the product launches described herein), risks regarding clinical trials and/or patient enrollment into clinical trials, the equity and debt markets generally, risks associated with growth and competition (including, without limitation, with respect to Concordia's niche, hard-to-make products and Concordia's key products in its International and North America segments (including the competitive pressures on some of the products described herein)), general economic and stock market conditions, risks associated with the United Kingdom's exit from the European Union (including, without limitation, risks associated with regulatory changes in the pharmaceutical industry, changes in cross-border tariff and cost structures and the loss of access to the European Union global trade markets), risks associated with regulatory investigations (including the current investigations being undertaken by competition authorities with respect to the Company's operations), risks related to the introduction of new legislation, or amendments to existing legislation, in the jurisdictions in which Concordia carries on business (including, without limitation, the U.K. Health Service Medical Supplies (Costs) Act), risks related to patent infringement actions, the loss of intellectual property rights, risks associated with class action litigation, risks associated with Concordia's inability to defend itself in certain legal actions or being found to have violated certain laws (including, without limitation, the regulatory investigations and class actions which Concordia is currently subject to), which may require Concordia to make certain payments in respect of such legal matters or which may result in certain fines being levied against Concordia, Concordia’s inability to reduce operating costs across the business and risks and uncertainties detailed from time to time in Concordia's filings with the Securities and Exchange Commission and the Canadian Securities Administrators and many other factors beyond the control of Concordia. Although Concordia has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements and forward-looking information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking statement or forward-looking information can be guaranteed. Except as required by applicable securities laws, forward-looking statements and forward-looking information speak only as of the date on which they are made and Concordia undertakes no obligation to publicly update or revise any forward-looking statement or forward-looking information, whether as a result of new information, future events, or otherwise.

1 2017 earnings (loss) per share amounts have been adjusted for the retrospective effect of the 1-for-300 share consolidation completed as part of the Company’s Recapitalization Transaction.

2 Management uses non-IFRS measures such as EBITDA, Adjusted EBITDA, adjusted net income, adjusted gross profit, and Adjusted EPS to provide a supplemental measure of operating performance. Please refer to the “Non-IFRS Measures” section of this press release for further information.

For more information please contact:
Adam Peeler, on behalf of:
Concordia International Corp.
905-842-5150 x 240
adam.peeler@concordiarx.com

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